UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

                                                             SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 72/2005

DATE: 03/18/2005

PEMEX RELEASES ITS HYDROCARBON RESERVES EVALUATION AS OF JANUARY 1, 2005

Cd. del Carmen, Campeche, Mexico (March 18, 2005).- PEMEX announced today that additions to Mexico's oil and gas reserves attributable to exploratory activity as of January 1, 2005, were 916.2 million barrels of crude oil equivalent. As a result of the above, PEMEX replaced 57% of its production considering proved, probable and possible reserves (3P), 29% considering proved and probable reserves (2P) and 15% considering proved reserves (1P). These new reserves are comprised by reservoirs of non-associated gas and crude oil. It is important to highlight that, taking into account the aforementioned addition to reserves, developments and existing field revisions, the reserve replacement of proved reserves reached 23%. Correspondingly, PEMEX maintained the upward trend of this indicator which illustrates the amount of new reserves relative to annual production.

In 2004, annual production reached 1,610.8 million barrels of crude oil equivalent. Non-associated gas discoveries were noteworthy and were mainly located in the North Region, while, crude oil discoveries were mostly found in the South and Marine Regions.

Total hydrocarbon reserves, or the accumulation of proved, probable and possible reserves, as of January 1, 2005 were 46,914.1 million barrels of crude oil equivalent. Of this amount, 17,649.8 million barrels were proved reserves, 15,836.1 million were probable and 13,428.2 million are possible. Within the 3P reserves category, 71% is crude oil, 2% are condensates, 7% represents liquids from plants and 20% is dry gas.

2

Considering 2004 annual production, the reserves-production ratio in crude oil equivalent is 29 years for 3P reserves, 21 years for 2P reserves and 11 years for proved reserves.

PEMEX estimates proved reserves in compliance with the definition of proved reserves established by the Securities and Exchange Commission (SEC). The evaluation of probable and possible reserves is in line with the definitions determined by the Society of Petroleum Engineers (SPE), the World Petroleum Congresses (WPC) and the American Association of Petroleum Geologist (AAPG).

The US Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, -File No. 0-99-, available from us at www.pemex.com or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: April 12, 2005

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of ope rations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.